UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On May 11, 2026, IceCure Medical Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

The Meeting was initially adjourned due to there not being a required quorum present to open and conduct it at the initial time of 5:00 p.m. (Israel time). However, the adjourned Meeting was eventually held at 6:30 p.m. (Israel time). At the adjourned Meeting, a quorum was present and the shareholders of the Company voted upon and approved the agenda item that was described in the Company’s proxy statement for the Meeting, which is included in Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (“SEC”) on April 22, 2026 (the “Proxy Statement”).

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-258660 and 333-290046) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620, and 333-281587), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: May 11, 2026	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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